Exemption number: 82-1557

02 JUL 30 AM 9:36

FORM 51-901F

for the nine-months ended May 31, 2002

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	May 31, 2002
Date of Report:	July 24, 2002
Contact e-mail address:	beaufield@rogers.com

02042946

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**July 24, 2002**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**July 24, 2002**
Name of Director	Signed	Dated

Schedule A

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended May 31, 2002
(Unaudited – Prepared by Management)

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Index

dlw 7/30

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended May 31, 2002
(Unaudited – Prepared by Management

	May 31, 2002	August 31, 2001
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	3,374	21,548
Marketable Securities	50,957	64,680
Amounts receivable	1,941	2,640
	56,272	88,868
Mineral properties and deferred exploration and Development expenditures	1,515,635	1,489,801
Long-term investment	11,000	11,000
	1,582,907	1,589,669
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	20,611	29,596
	20,611	29,596
Deposits on shares to be issued	30,000	-
	50,611	29,596
SHAREHOLDERS' EQUITY		
Share capital	14,484,326	14,449,327
Deficit	(12,952,030)	(12,889,253)
	1,532,296	1,560,073
	1,582,907	1,589,669

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Operations and Deficit
Nine months ended May 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31	
	2002	2001	2002	2001
	$	$	$	$
Investment revenues	1,311	42	2,113	100
Expenses				
Administrative services, rent and office	8,340	18,773	31,128	44,193
Interest and financing charges	141	-	291	-
Professional fees	8,923	16,919	10,537	35,707
Shareholder's reports	-	8,934	6,027	26,460
Telecommunications	398	981	1,447	1,565
Travel and promotion (recovered)	(554)	3,029	2,818	5,686
Trustee, registration and transfer agent fees	5,148	11,396	12,642	27,597
	22,396	60,032	64,890	141,208
Net loss for period	(21,085)	(59,990)	(62,777)	(141,108)
Deficit, beginning of period	12,930,945	12,532,355	12,889,253	12,451,237
Deficit, end of period	12,952,030	12,592,345	12,952,030	12,592,345
Basic loss per share	0.000	0.000	0.000	0.000

BEAUFIELD CONSOLIDATED RESOURCES INC.

CHANGES IN CASH FLOWS
for the nine months ended May 31, 2002
(unaudited – Prepared by Management)

	For the three month period ended May 31 2002	For the three month period Ended May 31 2001	For the nine month period ended May 31 2002	For the nine month period ended May 31 2001
	$	$	$	$
Operating Activities				
Net loss	(21,085)	(14,182)	(62,777)	(59,990)
Non-cash items				
Changes in non-cash working capital items:				
Accounts receivable	1,101	10,953	699	9,850
Accounts payable and accrued liabilities	(2,180)		(8,985)	(5,815)
Use of Cash	(22,164)	(3,229)	(71,063)	(55,955)
Financing Activities				
Deposits on shares to be issued	30,000	-	30,000	-
Issue of shares	-	-	35,000	-
Source of Cash	30,000	-	65,000	-
Investing Activities				
Acquisition of marketable securities	(1,312)	-	(1,312)	-
Disposal of Marketable securities	-		15,035	-
Deferred exploration and development expenditures, net of recovery and use of cash	(2,246)	(8,294)	(25,834)	(10,440)
Source (use) of Cash	(3,558)	(8,294)	(12,111)	(10,440)
Net increase(decrease) in cash during period	4,278	(11,523)	(18,174)	(66,395)
Cash position and cash equivalent, beginning of period	(904)	104,369	21,548	159,241
Cash position, end of period	3,374	92,846	3,374	92,846

BEAUFIELD CONSOLIDATED RESOURCES INC.

MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
for the period ended May 31, 2002

	May 31, 2002	August 31, 2001
	$	**$**
Minerals:		
Louvicourt and Pascalis Townships, Quebec		
Exploration	**394,208**	387,608
Barry, Urban, Carpiquet and Souart Townships, Quebec		
Exploration	**1,001,606**	1,000,000
Launay Township, Quebec		
Property	**312**	312
Exploration	**7,400**	7,400
Lac Evans area, Quebec		
Property	**22,384**	22,384
Exploration	**66,088**	65,645
White Lake, Ontario		
Property	**5,000**	5,000
Exploration	**1,905**	1,452
Hemlo, Ontario		
Property	**5,000**	
Exploration	**10,460**	
Otish, Quebec		
Exploration	**2,028**	
Matagami – Allard, Quebec		
Exploration	**16,602**	
Barry Lake, Quebec		
Exploration	**640**	
Hemlo, Black River, Ontario		
Exploration	**453**	
Hemlo, Marathon, Ontario		
Exploration	**453**	
Horden Lake, Quebec		
Exploration		
	1,534,540	1,489,801
Less: Mining Duty Credit	**(18,905)**	
	1,515,635	1,489,801

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Statement Deferred Exploration and Development Expenditures (Unaudited – Prepared by Management)

May 31	2002	2001
	$	$
Balance, beginning of period	1,513,389	1,624,623
Expenditures	21,151	10,440
Net recoveries during period (Mining Duty credit)	(18,905)	-
Balance, end of period	1,515,635	1,635,063

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE “B” – Supplementary Information for the nine months ended May 31, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at May 31, 2002: 22,930,311
Balance as at August 31, 2001: 19,580,311
Balance as at February 28, 2001: 19,930,311

3,000,000 shares were issued during the nine month period ended May 31, 2002 which consisted of the issuance of 2,600,000 shares to CaribGold Resources Inc. for the purchase of mineral claims pursuant to section 2.3 of Ontario Securities Commission Rule 45-501 and such issuance was accepted for filing by the TSX Venture Exchange on April 24, 2002; and the issuance of 400,000 shares to MJL Exploration Inc., for acquisition of claims at Hemlo, Ontario.

(c) Commitments:
Stock-based Compensation Plans:
The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:
At May 31, 2002, 3,150,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options.

During the third quarter period, a total of 400,000 common shares were granted to a newly appointed Director at an exercise price of $0.10 per share, to be exercised by May 1, 2007.

	Shares	Exercise Price	Expiry Date
Directors	1,950,000	$0.10	January 2, 2006
Director	400,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Director	400,000	$0.10	May 1, 2007
Total:	3,150,000 common shares		

Share Purchase Warrants:
Augen Capital Corp., was granted 350,000 warrants at $0.12 valid until December 31, 2002, by investing $35,000 in the Company by way of a flow-thru Private Placement at $0.10 which closed on December 31, 2001.

Escrow Shares:
As at February 28, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

The Company announced on April 30th, 2002, that Mr. David Bell was appointed as an independent director of Beaufield as of May 1, 2002.

The following are Directors of the Company:

Mr. David Bell	-	Director
Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director
Mr. Gary F. Zak	-	Director/Secretary

SCHEDULE "C" – Management Discussion
for the nine months ended May 31, 2002

The Company announced on May 2nd, 2002, that subject to the acceptance of the TSX Venture Exchange and the Commission des valeurs mobilières du Québec, a private placement was arranged with an institutional investor, a director of the Company and others to purchase 2,400,000 units at a price of $0.10 per unit for a total proceeds of $240,000. Each unit will consist of one common share and one non-transferable share purchase warrant to purchase an additional share for a period of two years at a price of $0.12 per share.

The closing is expected to take place during the fourth quarter.

An Annual Information Form (AIF) was filed with SEDAR during the third quarter.

FINANCIAL DISCUSSION:

Subsequent to the end of the current quarter, Beaufield has agreed with a Quebec based exploration fund, for a $140,000 financing at $0.10 per share with a two year warrant at $0.12 per share. The funds will be used to explore in Quebec. This forms part of the $240,000 placement indicated above. The net loss for the current 3 months was $21,085 compared with a loss of $59,990 in the equivalent period in 2001. This is due to an elimination of office rental costs and a lowering of professional fees. Current cash and cash equivalents stand at $56,272. A year earlier the cash and cash equivalents were $88,868.

HEMLO:

Beaufield has acquired gold exploration properties covering favourable geology at Hemlo, Ontario. These properties cover 2,016 hectares (5,040 acres) and adjoin the mines which produce approximately one million ounces gold per year. Data compilation has been completed and field exploration programs are planned during the fourth quarter. Beaufield has held discussions with several companies interested in funding the exploration for an eventual interest in the property.

QUEBEC GOLD:

The Urban Township, Lac Rouleau gold properties remain in good standing and represent an excellent exploration target for future activity. Minor work is being undertaken on the 40% owned Mainstreet base metal, gold property at Louvicourt, Québec.

QUEBEC BASE METALS:

An airborne magnetic geophysical survey was completed over the Matagami claims. An interpretation of the data has revealed new targets with a potential for a base metal sulphide deposit.

Adherex Technologies: AHX-TSX
Recent Price: $0.35
Shares O/S: 39.9 million
Debt: Nil

These guys just can't get any respect from the market. Granted, a speculative biotech stock in today's marketplace may not have much appeal, but do these guys deserve to be trading just 9 cents above their cash value? Recent events include: 1) the CEO and board acquiring about 1.5 million shares of their own company; 2) successful meeting with Health Canada to move forward on clinical trials; and 3) the recent appointment of DR. Robin Norris to become President of the company. This story is just getting started and with a partner like AstraZeneca in the cancer field how could investors not give this one a second glance. Assuming Phase I clinicals go well this company will be a phase II cancer company by 2003! Below .40 is definitely worth a look. Canaccord also has a full research report available on the company with a target of $1.00.

Beaufield Consolidated Resources: BFD-TSX Venture
Recent Price: $0.13
Shares O/S: 25 million
Debt: Nil

"There's gold in them their hills!" – Maybe. This stock could generate lots of excitement this summer as they gear up for a major exploration program at Hemlo (remember Hemlo from the early 80's) Hemlo is located up in Northern Ontario and was one of the most successful gold discoveries ever in Canada. David Bell found the mine at Hemlo originally and has recently joined the board of directors at Beaufield. Jens Hansen runs the company and has 30+ years of experience in the mining game. His biggest accomplishment was with a TSE listed gold mining Co. called Trillion Resources which went from .20 to 7.00 by the mid 90's. They also have properties in Quebec for both gold and diamonds. Expect to see some news in July on potential partners for the program and in August we hope to hear about a firm drill date.

In–Touch Survey Systems: INT-TSX Venture
Recent Price: $0.21
Shares O/S: 19.8 million
Debt: $100k

In-Touch Survey Systems Ltd. (www.intouchsurvey.com) is a leading provider of integrated Customer Experience Management (CEM) solutions, technologies and services. In-Touch helps companies to improve business performance by providing technologies and proven research methodologies to capture, analyze and report on customer - and employee feedback. Solutions provide customer-centric information to enable decision-making across all functions and organizational levels. In-Touch has implemented customer and employee feedback solutions for many Fortune 1000 companies across North America. The company recently was moved to TIER 1 on the Venture exchange and now appears set to potentially make a move to the TSX assuming a slightly higher market cap over a period of time. Earnings for Q2 due out the first week of August and we expect continued positive cash flow and consistent growth year over year. Also, the company has made great headway in signing contracts with a number of new "blue chip" clients – details soon.